UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  July 18, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL ANNOUNCES VACCINE AND PROTEIN BUSINESS UNIT
STRUCTURE AND MANAGEMENT APPOINTMENTS

LEIDEN, THE NETHERLANDS, JULY 18 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL, Swiss Exchange: CRX) today announced the establishment of two business units for vaccines and proteins. Dedicated business units will enhance the focus on specific opportunities for both product units and will increase transparency to shareholders by separate reporting of financial results. The company plans to report its annual 2007 results along with the new product business units.

Crucell has appointed Mr. Bjorn Sjostrand to head the Vaccines Business Unit. Mr. Sjostrand was CEO of SBL Vaccines, which was acquired by Crucell in November 2006. Crucell has also appointed Mr. Arthur Lahr to head the Protein Business Unit. Mr. Lahr was Crucell's Chief Strategy Officer and Executive Vice President Sales & Business Development. Both Mr. Sjostrand and Mr. Lahr will remain members of Crucell's Management Committee.

To support its ongoing growth-focused strategy, Crucell also announced the appointment of Ms. Oya Yavuz, who joins Crucell as Director of Investor Relations. Ms. Yavuz formerly was Vice President for Investor Relations at Wolters Kluwer N.V.

Dr. Herbert Heyneker, a biotech pioneer, has joined Crucell's Protein Business Unit as Senior Vice President Research and Development. Dr. Heyneker was formerly Chief Technical Officer of Eos Biotechnology, a functional genomics company he co-founded in 1996. He was involved in founding several life science companies including ProtoGene, GlycoGen and GenPharm International. From 1984 till 1990, he served as Vice President, Research at Genencor International, and in the early 90s he was a Visiting Scholar in the Department of Genetics at Stanford University's Medical School. He started his career as a post-doc in Herb Boyer's lab at UCSF between 1975 and 1977. When Boyer and Swanson started Genentech, he joined the Company for the next seven years as a Senior Scientist, where he published pioneering papers on the cloning and microbial expression of human insulin, human growth hormone, urokinase and an IgG1 antibody. He is an inventor on over 30 issued patents. Since 2001 he is an advisor to the Venture Capital Firm Abingworth. Dr. Heyneker holds a PhD degree in Molecular Genetics from Leiden University, The Netherlands.

The company further announced that Mr. Kuno Sommer, Chief Business Officer, will leave the company in September 2007.

Crucell's CEO Dr. Ronald H.P. Brus said: "Crucell has become a global player in the vaccine industry and has established a significant technology presence in the $ 40 billion protein drug industry. We have now set up dedicated business units with strong leadership to tailor our approach to grow aggressively in these two different but complimentary markets. Additionally, increased transparency in financial results will allow shareholders to follow and value our progress more accurately."

Dr. Brus added: "I would also like to thank Kuno for his many contributions to the company over the years. He has been a valued member of our team, and I wish him all the best in his future endeavors."


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com.

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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).


FOR FURTHER INFORMATION PLEASE CONTACT:

CRUCELL N.V.                            FOR CRUCELL IN THE US:
Barbara Mulder                          REDINGTON, INC.
Director Corporate Communications       Thomas Redington
Tel: 31-(0) 71 519 7346                 Tel. +1 212-926-1733
barbara.mulder@crucell.com              tredington@redingtoninc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

     July 18, 2007                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer